Filed by Southwest Airlines Co.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: AirTran Holdings, Inc.

Commission File No.: 1-15991

On March 22, 2011, Gary C. Kelly, Chairman of the Board, President, and Chief Executive Officer of Southwest Airlines Co. (“Southwest” or the “Company”), spoke at the JPMorgan Aviation, Transportation & Defense Conference. Below is a transcript of Mr. Kelly’s presentation.

FINAL TRANSCRIPT

Conference Call Transcript

LUV – Southwest Airlines Co at JPMorgan Aviation, Transportation & Defense Conference

Event Date/Time: Mar 22, 2011 / 12:45PM GMT

CORPORATE PARTICIPANTS

Gary Kelly

Southwest Airlines Co. – Chairman of the Board, President & CEO

CONFERENCE CALL PARTICIPANTS

Jamie Baker

JPMorgan Chase & Co. – Analyst

PRESENTATION

Jamie Baker – JPMorgan Chase & Co. – Analyst

Continue to love what I do for a living in large part because I’ve really gotten to meet a lot of fascinating people in the industry through the years. And not only does Gary Kelly fall into that category, but as Mark and I were discussing who was going to — how we were going to divvy up the introductions this morning, I realized that I have known Gary Kelly longer than anybody else than I’ve known in this industry, Gary being the very first executive that I met when I began working back in the days of Kidder, Peabody. I think that was about 1992, and it’s been a pleasure all the while.

As one of our two CEOs today with a demonstrable passion for high-performance driving, I leave it up to the audience to figure out who that other CEO might be.

Gary, having begun his career in 1986 at Southwest Airlines, holding many positions through the years, I believe you were controller when I first met you, moving up to Chief Financial Officer, Vice President, and then Executive Vice President and CFO; promoted to CEO and Vice Chairman in 2004; and having assumed the role of Chairman in May of 2008 and President in July of 2008. It’s obviously a great pleasure to be able to turn the podium over to one of my oldest friends in the industry, Gary Kelly.

Gary Kelly – Southwest Airlines Co. – Chairman of the Board, President & CEO

Thank you, Jamie, and thanks, everyone. Good morning.

I am going to talk about non-GAAP results this morning, and if you would like a reconciliation to GAAP, you can go to our website. And you also find on our website factors that could impact the forward-looking statements I will make this morning.

What I thought I would do is just give you all some very brief comments and overview and then just open it up, Jamie, for questions and see what you all would like to talk about.

Just again, just to set the stage for where we are today here in 2011, we have — over the last five years, we retooled, if not transformed, Southwest Airlines. The challenges, of course (technical difficulty) that face the industry, especially over the last decade and the last several years have been very significant; high energy prices, and recession top the list.

To overcome higher operating costs, primarily fuel, our goal was to boost our operating revenues, again stay 2007 baseline, which had remarkably about the same capacity as last year. Our goal was to boost operating revenues by at least $1.5 billion.

And in 2010, we surpassed that goal. Our revenues in 2010 were up over $2.2 billion compared to 2007. So we had several strategies.

First of all, we wanted to take what was a very good company, a very strong brand, but still improve the customer experience. We wanted to improve our revenue management processes. It was time for us to improve our flight scheduling and more aggressively eliminate nonproductive flights. And we also wanted to introduce new products and new revenue streams.

At the same time, there were several things that we wanted to maintain or not do. We wanted to maintain our culture. We wanted to maintain our low-fare brand. We wanted to maintain our excellence in operations, and we also wanted to maintain our low-cost competitive advantage.

And, of course, important to this group and to everyone at Southwest Airlines, we wanted to achieve our long-standing return on invested capital target, which is 15% pretax. We want to grow. We have suspended our growth, our fleet growth, until we are comfortable that we can achieve that ROIC requirement.

So 2010 was an excellent year, certainly, compared to the previous three. We had $550 million, excluding special items, in net income and a record $0.74 per share.

And naturally, our goal this year is to improve upon that result. And to improve further and to achieve our ROIC requirement, we have four primary change initiatives that are underway.

First of all is the introduction of our all-new Rapid Rewards program. That was launched on March 1.

Second is the pending acquisition of AirTran, which it’s our desire to close on that transaction next quarter. And that will, of course, integrate into Southwest over a couple-year period, 2011 through 2013.

We also want to bring in the 737-800 to our fleet, and that will begin delivery in 2012 and also phase in to a fleet of somewhere between, at a minimum, I think 75 to 100 aircraft over a couple-year period.

And then fourth, we want to replace our reservations system technology.

So collectively, these four initiatives should close the gap with our return on invested capital compared to our 2010 results, and allow us to hit our requirement.

Our revenue improvements have been very dramatic over the last five years. We have been routinely setting load factor records, including the most recent monthly results in January and February of 2011. Our domestic O&D market share reached number one during this five-year time period. And every year, it continues to climb.

We’ve been forced to pursue fare increases for the obvious reason with surging oil prices here in 2011. And at the same time, as I just reported to you, we’ve seen very strong demand. We’ve continued to see our record load factor performances. So as you can imagine, we’re very pleased with our continuing revenue momentum.

On the jet fuel cost front, we are now expecting our jet fuel price per gallon, including taxes, to be about $290 a gallon for the first quarter.

And obviously, our financial objectives for 2011 are to sustain the very strong revenue momentum; to overcome higher than planned fuel costs; and keep the rest of our cost structure under control so that we can surpass 2010 earnings. So thus far, our capacity plans for 2011 are primarily driven by increased aircraft utilization. And we are expecting our available seat mile capacity still to be up in the 5% to 6% range. And that is unchanged, again, from our plans late last year.

Our fleet will grow very modestly this year. We have a lot of retirements that are contemplated. We have a lot of moving parts with the AirTran acquisition and the integration of their fleet, so we will continue to have a little bit of a fluid fleet plan. But we ended last year with 548 aircraft. And as we sit today, we have 552, so that’s probably where we will end the first quarter.

Our new cities this year will probably be limited to what you’ve already seen announced. Last week, we introduced service to South Carolina, Charleston, and Greenville/Spartanburg. It’s off to a fantastic start. Those cities are underserved and overpriced and very classic destinations for Southwest Airlines. Standpoint I’m very pleased with that launch.

This Sunday, we will launch service to Newark, and we’re obviously thrilled to have access to that slot-controlled airport. I think it will fit in very nicely to the Southwest route system.

The all-new Rapid Rewards program, as I mentioned before, launched on March 1. We had some opening day technical jitters, and the system has since very much smoothed out. It’s operating as we planned.

Of note, our Rapid Rewards credit card applications are up significantly year over year, and it is a significant overall improvement to our frequent flyer program, and the goal is very simple. We wanted to make improvements to the program so that it would be more appealing to more frequent flyers so that we can win more customers and generate more revenue through that mechanism.

Obviously, next up in terms of our big initiatives is the close on AirTran. We have very significant, and I would, in my opinion, excellent post-close integration planning under our belt. And we’re anxious to get started on the integration next quarter.

And in the meantime, work is underway and on track to bring the 737-800 onto our operating certificate and into our fleet. And believe it or not, even though it’s part of the 737 family, there is quite a bit of work involved with bringing that piece of equipment in.

The fourth initiative on our reservation system replacement, we had temporarily suspended that in lieu of working on these other major initiatives, and in particular, until we settle what our AirTran integration work plans will be. But, we — I suspect that we will be back working on our reservation system replacement more fully in several months or at least this year. So, Jamie, with that, I would be happy to open it up to any questions you all have. Yes, Betsy. Good morning.

QUESTION AND ANSWER

Unidentified Audience Member

(Inaudible question – microphone inaccessible)

Gary Kelly – Southwest Airlines Co. – Chairman of the Board, President & CEO

The international strategy for Southwest and in particular, Volaris, and in particular how the 737-800 fits into that strategy. And, thank you.

So, we have launched our International Connect product with Volaris in December of last year. Volaris is the second largest carrier in Mexico. The number of city pairs that are offered on a connecting basis at this point are very modest, and so we’re not seeing a large response to that product yet.

The schedules also are not fully aligned to allow for as many connecting itineraries. So they will continue to grow; they being Volaris will continue to grow with trans-border flights into the United States, and that will be the primary growth mechanism that we will see over the next several years.

In the meantime, we need to replace our reservation system technology to allow for international itineraries. The current Southwest technology, legacy technology, is all domestic. It’s worked very well for 40 years. We need a new system for the next 40 years. So, that will come up over the next couple of years with a timetable that hasn’t been fully established yet, as I mentioned before. And at that point, we’ll be in a position where we can launch Southwest trans-border flights.

Until we get there, I don’t know that we will share exactly what our strategy is vis-a-vis codeshare partners in international markets. We are fully committed to our Volaris relationship. And whether we serve Mexico or not, I see us continuing to work and work very well with Volaris. I think there is a lot of opportunities for us in Mexico, but a lot of questions to be answered before we actually start flying there.

In any of event, we won’t be flying to Mexico or other international destinations for several years.

In the meantime, of course, AirTran — I’ll come back to the 800 — AirTran does have a different reservation system that does allow for international itineraries. They do serve Cancun. And of course, during our integration period, we’ll continue that AirTran service or least that’s what I contemplate right now.

The 800 fits in very well to this direction that we are heading internationally. It is better suited for us for long-haul flying, and in particular, trans-border flying or near international flying. You get 38 more seats in the Southwest configuration. It’s a lower unit cost. So I think it will serve us well with that strategy.

So that’s a future idea. It’s one that is real in that we are committing work to make it happen, but we have other priorities, again, in the meantime, bringing up the all-new Rapid Rewards program; integrating AirTran; and obviously we’re going to have work to do to get the 800 into service, and then also, later, we will bring up the new reservation system.

Unidentified Audience Member

Hey, Gary, integration challenges have varied from deal to deal as consolidation has sort of picked up steam in the space. And I think US Air would attest that IT was a stumbling block for them. Delta took a question before about the labor issues, the unionization drive there.

As you think about the integration of AirTran, where do you identify the greatest areas of uncertainty, the greatest areas of risk? Where should we be worried because you are worried?

Gary Kelly – Southwest Airlines Co. – Chairman of the Board, President & CEO

Well, I’m not worried, but it is a lot of work, and it has to be our number one priority. So other — if we find — I think my main concern would be that we over-commit with too many big initiatives and under-perform or just don’t execute well. So, we will need to be prepared to adjust our resources and our focus if things become more challenging than we thought.

So we want to keep the wheels on both businesses during this integration process. We want to do a good job of harvesting the synergies that should naturally come with AirTran and Southwest combining networks.

The technology is — I think it is something that we feel like we can manage. We haven’t seen any enormous issues there for the integration process. We are contemplating, as an example, that we will replace our own maintenance technology with some technology that AirTran uses. We haven’t committed to that yet, but that is an example of a working idea that we are pursuing.

I already talked about our own reservation system technology. An example there is do we bring AirTran over into our current res system and then convert? Or do we take — have Southwest and AirTran convert into an all-new reservation system, and so we have those kinds of issues that we’re planning for right now.

Culture is important. I think that this is a wonderful opportunity for us to boost the culture. The AirTran employees that I’ve talked to are very enthused about joining the Southwest family. And I think that’s 90% of the challenge right there. So we feel like we have a good company where we can offer a good future with good pay. And again, that just gives us a lot of momentum. So we care about our people, and we are going to work very hard to make the cultural integration here work.

The fleets are pretty well under control. There is a — there is obviously a physical transformation that has to take place. They have 737-700s, as you well know, and then they have the Boeing 717, which is a different airplane than what we operate. We know that. And actually we are enthused about bringing that airplane type into our fleet.

So we have plans to physically convert their cockpits, their liveries, etc. — their seats. We’re not going to make any galley configuration changes as far as I know. But, there is a plan for that. There’s a plan for then training and integrating the employees.

And then, as you know, union by union, the seniority integration is also negotiated. And that will take some months and probably will, in some cases, extend into 2012. Those are the big things.

And then what — the work that is before us that is very exciting of course is to take their network and in a reasoned and measured way, integrate it and make changes and tune it and integrate that into the Southwest network.

And at this point, we have no plans to instantly change their network. We have no plans to close any cities. We have no plans to add any cities. And clearly the focus will need to be for us on Atlanta, as an example. It’s just a big operation for us to inherit, and they have a different operating style there. It’s clearly a hub and spoke operation. So we’ll want to get in and work with the AirTran experts, understand it before we start going in and making changes.

Jamie Baker – JPMorgan Chase & Co. – Analyst

Right. And you bring up the labor dynamic. Maybe this will be a better question for [Leigh Moke] of [Alpa-Alpa], obviously representing the AirTran side.

Do you know where the two pilot groups stand right now in terms of the template for seniority integration that they are going to utilize? Or has that decision not been reached yet?

Gary Kelly – Southwest Airlines Co. – Chairman of the Board, President & CEO

Let me not speak for them. Clearly, they are working together. Whether they have completely resolved and agreed on a plan, I will defer to our two union leadership groups. We have an agreement with SWAPA, our pilot union, on a transition plan. So I can at least speak to that and I’m very pleased that.

Unidentified Audience Member

Gary, you’ve been very vocal about the need for more fuel-efficient aircraft. And if we read the headlines and so forth, it looks like you have a choice between a new Airbus re-engine neo 2016 availability or waiting until maybe 2020 for the new Boeing offering because they don’t seem to be going down a path of re-engining.

How do you — and I guess we can throw in the C-series too, as another alternative. How do you view the timeline that is being set out by the OEMs from the Southwest perspective and your need for fuel efficiency?

Gary Kelly – Southwest Airlines Co. – Chairman of the Board, President & CEO

Well, we don’t like it. And you know, we’ve — it’s not a new topic. The engine technology of course has been under development for two decades, in one case at least and maybe both cases. So, we would like to be able to utilize the new engine technology as soon as it’s available. And we’ve been talking about this for years. So yes, we are anxious for a solution. And there is pressure on the airlines around the world of course to reduce greenhouse gases. So, there is every economic incentive that we have in addition to the desire to be more climate friendly that would suggest absolutely we need a solution sooner than later.

Ten years is a long time to wait, and I’m just repeating what I’ve already said and not intending to send out any new news here today. We like the 800 in terms of its size. In our configuration, it’s 175-seater. We also like the 700, which will continue to be the dominant mix of our fleet at about 137 seat. So it remains to be seen where the aerospace industry is headed in terms of optimizing the size of the narrowbody aircraft. And we are obviously very interested to see where that settles, in addition to the timetable.

So there are lot of unanswered questions, and we are working with Boeing and anxious to have some answers this year.

Unidentified Audience Member

Can you just — as a — dive a little bit deeper into the issue of introducing a new aircraft type into the fleet? You’re doing that with the 737-800. You have the 717s coming. How do you balance, potentially, a third aircraft type or a fourth aircraft type versus the time lag and the need for fuel efficiency and so forth?

Gary Kelly – Southwest Airlines Co. – Chairman of the Board, President & CEO

Well, all great questions. I think what is inevitable is that the next-generation aircraft for Southwest Airlines, no matter the source, may very well be a different airplane, whether it’s Boeing, whether it’s Airbus, whether it’s Bombardier. So I think at some logical point, we will have to deal with that.

From an efficiency perspective, as long as we have a sufficient number of units in that sub fleet, we feel like we can operate very efficiently. We don’t want eight different airplane, but I think we can handle two or three.

The 800 is, for all practical purposes, a 737 for us. It does have some differences, but I don’t think that they are going to prove to be material in the sense that you are discussing.

The 717 will be new for us. We are excited to undertake this new challenge. It’s a good short-haul airplane. It’s very fuel-efficient for those markets, and it’s better suited for some of the smaller communities that we would like to get into, so that’s what AirTran brings us there.

I think the bigger question there is, what’s the next-generation 717 solution? And we don’t have an answer yet. It’s not the most pressing fleet question that we have. But I would admit we have some interesting and some fun fleet questions for the next-generation here.

Unidentified Audience Member

And then just a final question for me on reservation technology. You mentioned sort of the 40-year-old infrastructure, the integration options with AirTran and so forth.

It seems at least from my perspective, that the no baggage fee policy is, in some respect, a function of the limitations of the current systems and so forth, and you will have the flexibility, perhaps in a year, to charge for bags if you wanted to go down that route. I’m just wondering how open are you to consider that?

Gary Kelly – Southwest Airlines Co. – Chairman of the Board, President & CEO

Not.

Unidentified Audience Member

None?

Gary Kelly – Southwest Airlines Co. – Chairman of the Board, President & CEO

No, it’s unrelated. It is —

Unidentified Audience Member

Never go there?

Gary Kelly – Southwest Airlines Co. – Chairman of the Board, President & CEO

We charge for bags today. We charge for overweight bags. We charge for third checked bags. And the policy decision is unrelated to the technology, and it’s not one that I will revisit.

Unidentified Audience Member

Good enough.

Gary Kelly – Southwest Airlines Co. – Chairman of the Board, President & CEO

Yes, sir?

Unidentified Audience Member

Back on the previous question and you may have a similarly brief answer to it. But aerospace technology takes eons to change product generations. One of the things being considered for this product generation change would be twin aisle on [short-haul] aircraft. Is that something you have any feeling on at all?

Gary Kelly – Southwest Airlines Co. – Chairman of the Board, President & CEO

Not yet. And again, I think we need to advance the discussion with Boeing first. And there are at least some theoretical advantages in thinking about a twin aisle. And I think a lot of that may very well depend on the size of the aircraft. But for example, maybe a twin aisle doesn’t work for a 137-seater, but it does for a 150-seater. We just don’t know enough yet to really have much of an opinion. But I would acknowledge that we are open to those kinds of discussions.

Unidentified Audience Member

Taking the long and high-altitude view of what you’ve been doing, especially to improve your revenue performance and support your growth, it looks like you’ve been involving in a very slow and controlled way, into something that more resembles a network airline, and into something that has more to offer premium passengers.

The two obvious things that are presented by circumstances are one, AirTran operates a sort of de-contented business class. And clearly the opportunity to upgrade and so on is attractive to frequent fliers.

And secondly, if you want to become a more important provider to some of your bigger customers, offering a wider range of products by joining a global network of some kind becomes an issue, both of which are very far away from where Southwest started.

So my question is, are those — sort of in the spirit of Mark’s more recent question — would you contemplate doing those things? And are you contemplating doing those things, understanding that you are not likely to do them next week or next month or even next year?

Gary Kelly – Southwest Airlines Co. – Chairman of the Board, President & CEO

Well I think any — so, I was teasing Mark with the sharp no, we’re not going to do it. But I also wanted to be clear because in fairness to all of you, it is not something that we are considering. So there are an array of things that we can think about.

And I think any business needs to manage those kinds of creative ideas and have a clear vision. So we want to be different. I think there is ample evidence that we are a success being different. We’ve taken what we were and we have tried to tweak it a bit, transform it, whatever word you want to use, but we are still remarkably different in my opinion. And that’s working well for us.

We carry more customers by far now than any other airline in the United States, which is a pretty remarkable accomplishment. The fundamental advantage there, I think, is our low-cost structure. So we’re going to work very hard to maintain that in the context of thinking about your question.

In the immediate term, we are not thinking about changing our boarding process, our open seating, our single-class seating service. We will have, now, first-hand experience with an airline that does something different than us. So we would be foolish not to at least look at it and understand it and then make — and update our judgment about that. And that’s hopefully about as fair and honest and clear as I can be on that.

We have no desire to change our single-class seating figuration. It would — if you think that through, it makes it very difficult to execute our product.

So, we are walking a fine line of giving — knowing that there are different needs from customers, where you have the most price-sensitive customers all the way to those that are willing to pay you just about any amount of money for some amenities. And we are trying to offer more choice to our customers to appeal to more customers. And I would argue to you that I think it’s working. I think the Rapid Rewards program update is a very significant step in that direction.

Unidentified Audience Member

Just a quick follow-up. I agree that the Rapid Rewards program is part of what prompts the question. So that raises the question, once you have — whether once you have the reservations technology in place, you would contemplate joining a global alliance?

Gary Kelly – Southwest Airlines Co. – Chairman of the Board, President & CEO

On the global alliance part, I think it is similar. You made the comment that we are evolving more like a network carrier. I won’t argue that point that we may be moving closer, but the gap is still very wide. Case in point, when I started in 1986, 80% of our customers flew nonstop. And up until probably 2008, it was still 80%, remarkably.

And today, we carry — we have inflated our load factors happily, and that increase in load factors has been driven by an increase in connecting passengers. So we have made ourselves more accessible for those connecting itineraries, but we are still not a hub and spoke carrier. We are still very, very far from that. And roughly 75% of our originating passengers are nonstop.

So, it’s flipped. If you are a hub and spoke carrier, it’s more the opposite. And I don’t see us moving that direction, but it is helpful to have a blend of itineraries. And that is certainly a large part of our revenue improvement here over the last couple of years.

I don’t think we want to push the connections too far. And I also would just ask you to think through, if you are going to be part of a global alliance where the product is very different than Southwest, I just don’t know how well that works.

But in any event, our current strategy is to have very customized approaches with a very few number of codeshare partners as we expand over the next several years, so there’s no thought of joining a global alliance at this point.

Jamie Baker – JPMorgan Chase & Co. – Analyst

Gary, you reminded us that you carry more passengers than other airlines here in the United States. There have been recent proposals, one to raise the 9/11 security fee; one, to permit airports that collect PFCs to raise the PFC cap. These are volume-based taxes, so it would appear that the burden would fall disproportionately onto Southwest Airlines and that elasticity would also be a factor, given that the price increase would be a larger percentage of the low fare than for somebody originating in Savannah and flying to Rome.

I don’t recall, have you already mounted a defense of this? Or is that a work in progress? Any comment on that would be appreciated.

Gary Kelly – Southwest Airlines Co. – Chairman of the Board, President & CEO

Jamie, I will sort of put another hat on here and just speak for the ATA as a member of the Air Transport Association. So yes, I think we are very clear on Capitol Hill with a do no harm message. We feel like we are already overburdened and overtaxed.

Unidentified Audience Member

You are.

Gary Kelly – Southwest Airlines Co. – Chairman of the Board, President & CEO

And clearly are concerned about not having a say with the airports in how money is spent. Because ultimately, they are spending other people’s money, i.e. the airlines.

So, we are very concerned about any increases in any of those items, and have made our message clear there.

Jamie Baker – JPMorgan Chase & Co. – Analyst

Okay.

Gary Kelly – Southwest Airlines Co. – Chairman of the Board, President & CEO

Yes, Phil.

Unidentified Audience Member

Gary, you have already laid out — you’ve laid out a different guidance on capacity than Delta, and I’m willing to venture a guess, different than some network carriers to come, which is to say that you are not changing the growth plans for this year. Obviously, you have some 737 Classics. You are already retiring some. I guess you could retire more. Could you tell us about how you will think about that decision as the year unfolds, as to whether you might revisit it or how you also factor that in with AirTran?

Gary Kelly – Southwest Airlines Co. – Chairman of the Board, President & CEO

Well, Phil, it’s kind of deja vu all over again. So we have a plan that was developed in the fall, late fall. And by the time we got to January, we’re already off plan because of fuel prices. So, that demands that we adjust. We have two primary levers that we can pull within an annual period like that, and that is fares and flights.

So we are working the fares lever with delightful success. So I am very pleased with the results thus far, given that our fuel costs were so much higher than planned.

So, we are not looking, at this stage, to that capacity lever. And, in fact, obviously, have just added two new cities and then a third on Sunday. So, I feel like we are managing well in this environment, and I don’t feel a need to change our capacity at this stage.

Inevitably, one is asked well, at what point do you? And I think it’s going to just depend. We have had six fare increases so far this year. That’s a lot in 90 days.

So, on the other hand, our traffic has held up more than well. It’s been very, very strong. So, so far, I’m comfortable with the 5% to 6% increase in capacity, remembering that it’s not being driven by an increase in the fleet. It’s being driven by an increase in flying. And I will just give our network planners credit.

The places that they have chosen to add flights has worked very, very well. And it’s through a combination of techniques. And no doubt, Bags Fly Free is really helping fuel a lot of the demand for Southwest, but at this point no plans to change our capacity.

Unidentified Audience Member

And any comment on how an AirTran integration might change the calculus, the number of levers you have and so forth?

Gary Kelly – Southwest Airlines Co. – Chairman of the Board, President & CEO

To change the —?

Unidentified Audience Member

Calculus on how you respond to higher fuel prices.

Gary Kelly – Southwest Airlines Co. – Chairman of the Board, President & CEO

Well, I think AirTran is, again, for us, without regard to the experts at AirTran for a second, it’s just fertile territory. So, it — it’s just inconceivable to me that changes won’t be made to the AirTran network over the course of the next couple of years. I just want to do that when we are fully informed and very purposeful. So adding 138 airplanes with $100-plus crude oil does get your attention. And so, yes, I think that that will certainly cause us to be careful and cautious as we are bringing on those airplanes.

And it’s a little premature to describe what our thoughts are for 2012 or 2013 yet, but absolutely. That’s — our primary focus, Phil, will be taking those 138 airplanes and putting those 138 airplanes into productive, integrated service for Southwest.

I bet I’m getting the hook.

Jamie Baker – JPMorgan Chase & Co. – Analyst

I really appreciate it.

Gary Kelly – Southwest Airlines Co. – Chairman of the Board, President & CEO

Thank you, Jamie. Thank you all for being here.

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Important Information for Investors and Stockholders

Communications in this presentation do not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed acquisition of AirTran Holdings, Inc. (“AirTran”) by Southwest Airlines Co. will be submitted to the stockholders of AirTran for their consideration. In connection therewith, Southwest has filed, and the Securities and Exchange Commission (the “SEC”) has declared effective, a registration statement on Form S-4 that includes a proxy statement of AirTran that also constitutes a prospectus of Southwest. Southwest and AirTran also plan to file other documents with the SEC regarding the proposed transaction. SOUTHWEST URGES INVESTORS AND SECURITY HOLDERS OF AIRTRAN TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY AS THEY BECOME AVAILABLE BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of the proxy statement/prospectus and other documents containing important information about Southwest and AirTran, as such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov/. Copies of the documents filed with the SEC by Southwest are available free of charge on Southwest’s website at http://www.southwest.com/ under the tab “Investor Relations” or by contacting Southwest’s Investor Relations Department at (214) 792-4415. Copies of the documents filed with the SEC by AirTran are available free of charge on AirTran’s website at http://www.airtran.com/ under the tab “Investor Relations” or by contacting AirTran’s Investor Relations Department at (407) 318-5188.

Southwest, AirTran and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of AirTran in connection with the proposed transaction. Information about the directors and executive officers of Southwest is set forth in its proxy statement for its 2010 annual meeting of shareholders, which was filed with the SEC on April 16, 2010. Information about the directors and executive officers of AirTran is set forth in its proxy statement for its 2010 annual meeting of stockholders, which was filed with the SEC on April 2, 2010. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the proxy statement/prospectus and other relevant materials filed with the SEC.

Forward Looking Statements

This presentation contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements are based on, and include statements about, the Company’s expectations, beliefs, intentions, and strategies for the future. These statements generally can be identified by the fact that they do not relate strictly to historical or current facts and include, without limitation, words such as “plans,” “believes,” “expects,” “anticipates,” “may,” “could,” “intends,” “goal,” “will,” and similar expressions and variations thereof. Specific forward looking statements include, without limitation, statements regarding (i) the Company’s financial goals and outlook; (ii) its strategies, initiatives, and related expectations; (iii) its proposed acquisition of AirTran Holdings,

Inc. and its related expectations; (iv) its plans for managing risk associated with changing jet fuel prices and its related expectations; and (v) its growth plans, including capacity and fleet plans. Forward-looking statements are not guarantees of future performance and involve risks, uncertainties, assumptions, and other factors that are difficult to predict. Therefore, actual results may differ materially from those expressed in or indicated by the Company’s forward-looking statements. Factors include, among others, (i) changes in the price of aircraft fuel, the impact of hedge accounting, and any changes to the Company’s fuel hedging strategies and positions; (ii) the impact of the economy on demand for air travel and fluctuations in consumer demand generally for the Company’s services; (iii) the impact of fuel prices and economic conditions on the Company’s overall business plan and strategies; (iv) actions of competitors, including without limitation pricing, scheduling, and capacity decisions, and consolidation and alliance activities; (v) the Company’s ability to timely and effectively prioritize its strategic initiatives and its related ability to timely implement, transition, and maintain the necessary information technology systems and infrastructure to support these initiatives; (vi) the impact of governmental regulations on the Company’s operations and costs; (vii) the possibility that the Company’s proposed acquisition of AirTran is delayed or does not close, including due to the inability of the Company and AirTran to obtain all approvals necessary or the failure of other closing conditions; and (viii) other factors, as described in the Company’s filings with the Securities and Exchange Commission, including the detailed factors discussed under the heading “Risk Factors” in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010, and in Southwest’s registration statement on Form S-4 filed with the SEC that includes a proxy statement of AirTran that also constitutes a prospectus of Southwest.